Exhibit 99.1

Bragg Gaming Group Extends a Turnkey Solution Deal with Senator Group

Multi-year partnership includes Bragg’s full turnkey solution with PAM, HUB, exclusive content, and Fuze™ player engagement tools

Toronto, February 4, 2026 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) today announced it has extended a comprehensive Player Account Management (“PAM”) platform and turnkey solution agreement with Senator Group, an online casino market leader in Croatia.

Under the four-year extension, Bragg will continue to provide Senator Group with Bragg’s comprehensive offering, which includes the PAM platform, an extensive library of proprietary, exclusive and aggregated casino games, the award-winning Fuze™ Player Engagement tools, and fully managed marketing and operational services.

Bragg solidifies its position as a leading supplier in Croatia through this strategic partnership with Senator Group. The collaboration highlights Bragg’s comprehensive role as a well-established partner for content delivery, distribution, and premium engagement tools in the region. Following success in Croatia, this relationship is anticipated to extend into other emerging markets, further strengthening Senator Group’s market presence.

Furthermore, in line with Bragg’s previously announced “AI-First” initiatives, its partnership with Golden Whale, and its goal to become an AI-First company by 2027, the Company is developing technology to support operators in meeting anticipated regulatory changes in Croatia. Through the “Bragg AI Brain” and the technical collaboration with Golden Whale, Bragg currently offers predictive modelling for monitoring player behaviour and is planning the future rollout of additional predictive modelling-based products.

The Company’s PAM platform includes features designed for hyper-personalization, which may assist operators in maintaining player engagement within the parameters Croatia’s proposed restrictions. By utilizing AI-driven data, the platform allows for the delivery of specific content to existing player segments, facilitating retention strategies that remain compliant with local “moderate marketing” standards.

Matevž Mazij, Chief Executive Officer for Bragg Gaming Group, commented: “Securing this PAM and full turnkey solution extension with Senator Group is a strategic milestone for Bragg, establishing a strong position as an iGaming supplier in Southeastern Europe. We are focusing our efforts on supporting premier partners in high-growth regulated markets, and Croatia represents a major European opportunity. This partnership is a testament to the power of our complete platform, content, and player engagement ecosystem, and we are confident in Senator Group’s ability to grow.”

Dimitar Deskoski, Chief Executive Officer of Senator Croatia, said: “Bragg has proven to be an invaluable partner, and the fact that we have decided to extend the agreement is an indication of success and underscores our vision and their platform’s proven ability to deliver market-leading results.”

About Senator Group

Senator Group is a prominent international operator in the gambling and entertainment industry, distinguished by a strong presence in Southeast Europe, Africa, and Central America. A market leader in Croatia since 1993, Senator operates a network of modern slot machine clubs and electronic casinos. The Group maintains a significant footprint across various international markets, including Croatia, North Macedonia, Latam and African markets, focusing on local gaming and social entertainment. Its flagship properties frequently integrate into hotel resorts, providing comprehensive leisure destinations with amenities like bars, wellness centres, and restaurants.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and Sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to: the Company’s partnership with Senator Group. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including, without limitation, the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to execute on its partnership with Caesars; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

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